Mail Stop 4720

January 27, 2010

Joseph M. Molina, M.D
Chairman, President and Chief Executive Officer
Molina Healthcare, Inc.
11119 North Torrey Pines Road
La Jolla, CA 92037

Re: **Molina Healthcare, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2008
        Form 10-Q for the quarterly period ended September 30, 2009
        Schedule 14A Filed June 9, 2009
        File No. 001-31719

Dear Dr. Molina:

We have reviewed your supplemental response dated December 15, 2009 and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Related Party Transactions, page 5

1. We note your responses to Comments 3 and 4 and reissue both comments. It appears that Dr. Martha Bernadett is an "officer" of the company, as defined by Rule 3b-2 of the Exchange Act. In addition, it appears that she has an interest in the fee-for-service agreement and the capitation agreement with Pacific Hospital, as the shares held in Abrazos Healthcare by her husband give her a financial stake in each contract. Further, Dr. Bernadett's husband is an immediate family member (brother-in-law) of the company's CEO and CFO, and is therefore a "related party" for purposes of Item 404(a) of Regulation S-K. We also note that each agreement results in revenue in excess of $120,000 as presented in Item 404(a) of Regulation S-K. Please file the fee-for-service agreement and the capitation agreement as exhibits to your Form 10-K pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Rose Zukin, Staff Attorney, at (202) 551-3269 with questions on any of the comments. In this regard, do not hesitate to contact me, at (202) 551-3715.

Sincerely,

Jeffrey P. Riedler
Assistant Director